SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2002

Telefonica, S.A.

(Exact name of registrant as specified in its charter)

The Spanish Telephone Company

(Translation of registrant's name into English)

Gran Via 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [x ] Form 40-F[_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes[_] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item

  Real Estate Efficiency Plan

PRESS RELEASE

TELEFONICA GROUP STARTS SECOND STAGE OF REAL ESTATE EFFICIENCY PLAN

Some 349 properties will be put up for sale in this second stage. They will be auctioned via internet, by phone or by participating at auction halls.

The first stage is nearing its end and sales have been made or are under advanced negotiation for 23 of the projected 35 offices, for prices approximately 7% above their appraised value, bringing in revenues of 309 million euros.

Madrid, December 19, 2002. The Telefonica Group has started the second stage of its real estate efficiency plan.

The first stage, covering a package of 35 properties, has resulted in sale, executed or committed, of 19 buildings, for 258 million euros, that is, 60.8% of the aggregate value of the 35 properties offered. The selling price obtained was 7% higher than the appraised value and the disposals have generated capital gains of 126 million euros. In addition, the Group has nearly closed sale of four other buildings, which, together with the 19 buildings mentioned above, will generate the 309 million euros in revenues mentioned above (72.8% of the total).

Total sale of this package of 35 properties will generate capital gains of 167 million euros.

The second stage, whose implementation has begun in the current month of December, will put on the market some 341 smaller sized buildings, distributed throughout Spain, for 387 million euros. The sale of this new package of buildings is expected to conclude in April 2003.

This operation is part of the efficiency plan being pursued by the Telefonica Group with its real estate assets. The main goals of the plan are to use areas freed up by technological advances in telephone switching exchanges, construction of the Ciudad de las Telecomunicaciones ("Telecommunications City") and sale of the buildings rendered unnecessary as a result of the efficiency plan.

Internet auction of buildings

The main novelty in the marketing of this second package of buildings is that prospective buyers, in addition to making direct purchases or visiting the auction halls personally, will also have the option of executing the purchase by telephone or placing bids via internet. This will be the largest internet auction to date.

Servihabitat is the firm commissioned to market and auction the buildings. Atento will manage the telephone sales, Adquira and Atrea (all are Telefonica Group companies) will provide technological support and also collaborate in the internet sale of this package of buildings. The process will therefore employ the Group's technological capabilities to foster the use of electronic real estate markets.

Persons interested in purchasing any of the buildings offered should register via internet by visiting www.servihabitat.com/telefonica or request the registration form by calling (34) 902 25 75 25. In addition, a deposit must be posted equal to 2% of the base price of the properties for which the bidder wants to bid. The deposit made in respect of properties that are not awarded shall be refunded in 10 days. Deposits for properties that are awarded will be maintained pending full payment of the final price.

The final, non-renewable time limit for registering and making the deposit ends on March 14, 2003 for telephone or internet bidders and March 21, 2003 for bidders who choose to participate at the auction hall.

During the period prior to the auction, Inmobiliaria Telefonica may sell a property if the price offered is above the base price and the sale is considered sufficiently interesting. It may also add or withdraw buildings from the sale process.

General information on each building can be obtained at the www.servihabitat.com/telefonica web page, and interested parties can obtain more detailed information and arrange appointments to visit the properties by calling (34) 902 25 75 25.

The Telefonica Real Estate Efficiency Plan

The Telefonica Group has real estate assets comprising 6.48 million square meters (sqm), some 3.87 million sqm of which are in Spain.

Technological advances, regulatory changes and the evolution of the Group workforce are allowing, thanks to a unified central management, space to be freed up, with a potential for 1.17 million sqm of free space in five years. The real estate asset disposal plan involves this space.

The efficiency is achieved by means of important efforts to streamline the space used for the network, management activities and industrial operations, and by means of the creation of the Ciudad de las Comunicaciones. These rationalization initiatives involve concentrating switching exchange equipment, implementing new concepts of work positions and new logistics and commercial models and building more efficient spaces, which allows space to be freed up for sale in the market.

The result of the efficiency plan is materialized through strict property sales, involving no medium or long-term leases. The Group expects to obtain 995 million euros -the difference between the building sale prices plus the savings in rent and maintenance expenses, on the one hand, and the cost of building the Ciudad de las Comunicaciones and executing the efficiency plan, on the other. The disposals do not entail undertakings for long-term leases.

	DISTRIBUTION BY TYPE OF BUILDING TO BE AUCTIONED OR SOLD IN THE SECOND STAGE

	Num. Buildings	Built Area (sqm)	Auction Price (euros)

COMMERCIAL	103	70,661	92,967,670

INDUSTRIAL	89	179,357	119,282,180

OFFICES	80	120,143	151,386,682

RESIDENTIAL	39	20,145	17,919,755

OTHER USES	38	11,273	6,246,771

TOTAL	349	401,579	387,803,058

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2002

Telefonica, S.A.

By: /s/ Antonio Alonso Ureba

Name: Antonio Alonso Ureba

Title: General Secretary and Secretary to the Board of Directors